Exhibit 99.122

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Coastal Contacts Inc.

We consent to the inclusion and use of our report dated December 13, 2011, with respect to the consolidated balance sheets as at October 31, 2011 and October 31, 2010, and the related consolidated statements of operations and comprehensive earnings (loss), deficit and cash flows for the years then ended, included in this registration statement on Form 40-F.

We consent to the inclusion and use of our report dated December 15, 2010, with respect to the consolidated balance sheets as at October 31, 2010 and October 31, 2009, and the related consolidated statements of earnings and comprehensive earnings, deficit and cash flows for the years then ended, included in this registration statement on Form 40-F.

We consent to the inclusion and use of our report dated October 15, 2012, with respect to the supplementary information Schedule — Reconciliation to US GAAP, as at October 31, 2011 and October 31, 2010 and for the years then ended, included in this registration statement on Form 40-F.

We also consent to the references to our firm’s name in this registration statement on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

October 16, 2012